

May 3, 2013

<u>Via E-mail</u>
Jason A. Zellers, Esq.
Vice President, General Counsel and Secretary
St. Jude Medical, Inc.
One St. Jude Medical Drive
St. Paul, Minnesota 55117

> **Re:    St. Jude Medical, Inc.**
> **Form 8-K**
> **Filed October 24, 2012**
> **File No. 1-12441**
> **Response letter submitted April 11, 2013**

Dear Mr. Zellers:

We have reviewed your letter submitted on April 11, 2013 and we have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have further comments.

1.    We are unable to agree with your analysis in response to prior comment 3. Since the information contained in your 8-K was filed under Item 8.01 of Form 8-K, Exchange Act Rule 24b-2 sets forth the exclusive means for obtaining confidential treatment of information contained in your filing. Please file a confidential treatment request for the information that you redacted from exhibit 99.1 of your Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director